October 31, 2023

Cheryl Brown, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
PROOF Acquisition Corp I
Amendment No. 2 to Registration Statement on Form S-4
Filed October 20, 2023
File No. 333-274082

Dear Ms. Brown:

On behalf of our client, PROOF Acquisition Corp I (referred to herein as “we” or the “Company”), set forth below are the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 27, 2023 with respect to the filing referenced above.

Contemporaneously, we are filing Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment No. 3”), including the proxy statement/prospectus (collectively and as amended, the “Proxy Statement/Prospectus”) which forms a part thereof, reflecting the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Proxy Statement/Prospectus. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus.

Financial Statements for Volato Inc.
For the Year Ended December 31, 2022
Note 2 Summary of Significant Accounting Policies
Revenue Recognition, page F-36

1.
We note your response to prior comment 13 and reissue the comment in part. In the revised revenue recognition policy, you indicate that “...Occasionally, we offer credits to customers of our Volato Insider and Stretch Card agreements in excess of the cash deposit received as an incentive offering. These credits are non-refundable and are recorded as a contract liability until they are either used or expired. ...” However, you continue to disclose on page 135 that “....Insider deposit customers have preferred access for charter requests over general charter, and the program is fully refundable for any unused balances...” Additionally on page 135, you disclose that “[u]nused balances may be refunded at any time...” related to the Volato Stretch Jet Card. Please revise to reconcile or remove the inconsistent disclosures on page 135.

RESPONSE:
The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 136 of the Proxy Statement/Prospectus in response to the Staff’s comment.

Additionally, in a telephone conversation on October 27, 2023, the Staff conveyed an additional comment relating to the Charter Amendment Proposal and inclusion of a draft proxy card. In response to this comment, the Company has updated the Proxy Statement/Prospectus so that the Company will pursue votes for approval of the Charter Amendment Proposal and separately pursue non-binding advisory votes for each Advisory Charter Proposals. The Company has also included a draft proxy card in the Proxy Statement/Prospectus.

Last, as part of Volato’s review of its accounting policies and in preparation of being a public company, Volato has elected to adopt ASU 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” as of January 1, 2023. The ASU simplifies the accounting for convertible instruments by eliminating the cash conversion and the beneficial conversion feature (BCF) accounting models for convertible debt and convertible preferred stock, removing certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings (loss) per share calculation in certain areas.

The Company initially reported an approximate $15M non-cash expense in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, as a result of the conversion of the 2022 unsecured convertible notes in July 2023 and the 2023 unsecured convertible notes which were deemed to contain a contingent BCF upon issuance. With the early adoption of ASU 2020-06, the contingent BCF and the related expense is eliminated.

Therefore, Volato has added an adoption disclosure in its Q2 financial statements to address the adoption. The adoption does not impact Volato’s historical financial statements issued to date. However, it does impact the pro-forma filed in the Proxy Statement/Prospectus which has been updated, as noted above, to remove this non-cash BCF expense. Accordingly, additional disclosure has been made on page F-14 of the Proxy Statement/Prospectus.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (212) 378-7507.

Very truly yours,
By:	/s/ Scott D. Fisher
Scott D. Fisher

Enclosures

cc:
John Backus, Jr.
PROOF Acquisition Corp I